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                                                                    EXHIBIT 99.2

            [LETTERHEAD OF PEOPLES BANCORP OF NORTH CAROLINA, INC.]

                                                                  August 9, 2000

Dear Shareholder:

     It is my pleasure to send you a prospectus describing the Dividend Reinvestment and Stock Purchase Plan for Peoples Bancorp of North Carolina, Inc., which has recently been adopted by our Board of Directors. An Authorization Form for the Plan is also enclosed.

     The Plan outlines alternatives for purchasing Peoples Bancorp Common Stock, without incurring brokers commissions, and shows you how to increase the number of shares you currently hold through dividend reinvestment. The Plan provides participants with the opportunity to:

     . Reinvest all or a portion of their cash dividends to purchase additional shares of Peoples Bancorp Common Stock;
     . Purchase shares of Peoples Bancorp Common Stock through optional cash contributions;
     . Have their bank account directly debited to make purchases of Peoples Bancorp Common Stock; and, if they are a Peoples Bancorp employee, use money withheld from their compensation to make purchases of Peoples Bancorp Common Stock;
     . Make gifts of Peoples Bancorp Common Stock and enroll the recipient into dividend reinvestment;
     .    Deposit certificates into the Plan for safekeeping; and,
     .    Sell shares of Peoples Bancorp Common Stock held in the Plan.

     We hope you will take advantage of this opportunity. Please review the Plan and Authorization Form. If you have questions, please call Registrar and Transfer Company, our Plan Administrator at 1-800-368-5948, or call Krissy Price in our office at (828) 464-5620.

                                    Sincerely,

                                    /s/ Tony W. Wolfe

                                    Tony W. Wolfe
                                    President and
                                    Chief Executive Officer